UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 30 July 2021

Orange sets out its 2023 ambitions for three of the strategic high-growth areas set-out in the Engage 2025 plan

During a conference today, Orange is presenting details on its ambitions for three of its growth drivers: Orange Africa & the Middle East, Orange Business Services and Orange Cyberdefense. This follows on from the announcement of its first-half results where the Group presented excellent sales performances, validating its strategy. The aim of these presentations is to provide an update on the strategy, to reaffirm the Group's confidence in its paths to delivery and to specify its 2023 ambitions.

Africa & the Middle East: annual double-digit EBITDAaL growth by 2023

For more than 20 years, Orange has developed Africa & the Middle East into a key area for sustainable growth. In this region, Orange provides quality networks and positions itself as a multi-service operator that supports its customers with innovative digital services in each of the 18 countries in which it is present.

The region has strong value-creating potential thanks to its three sources of growth that cover both individual and business customers: data, which will continue to grow thanks to 4G penetration among customers, fixed broadband, which will benefit from Orange s leadership in connectivity and, lastly, mobile financial services, where our revenues will reach almost one billion euros by 2025.

Orange also invests locally to make digital services more accessible and is contributing to the continent s development by supporting startups and creating Orange Digital Centers, such as the one opened in Mali this week.

By 2023, the Group aims to achieve an average annual growth rate (CAGR) in revenues of around 6%, double-digit EBITDAaL growth and an even faster increase in its organic cash flow.

By 2025, more than 55% of Orange Business Services revenue will be generated by digital, integration services and new connectivity services

Recognized as a leader in France and globally, Orange Business Services is a trusted player in the digital transformation of businesses and continues its transformation as a network-native digital-services company. IT and integration services (including cyber activities) and new connectivity services represented 41% of its revenues in 2020, while its cost optimization efforts continue. The Group's strategy on the B2B market remains focused on three main areas of growth: digital (cloud, digital & data, IoT, cyber), integration services, and new connectivity services. By 2025, Orange Business Services will generate more than 55% of its revenues from these segments by strengthening its main differentiating factors.

Orange Business Services has demonstrated remarkable resilience compared to its peers in the face of the pandemic and has returned to sustainable revenue growth. The Group expects to achieve an average annual growth rate (CAGR) in revenue of around 2% per year in 2022 and 2023, and a return to EBITDAaL growth in 2022, which should then accelerate in 2023.

Orange Cyberdefense: the Group aims to achieve double-digital revenue growth and an operating margin about double that of today

Cyber security has become a critical factor and an essential requirement for every company so as to guarantee a safer digital society. Orange Cyberdefense has been working to secure the infrastructure and digital assets of its B2B customers since 2014. As one of the European leaders in cyber security, Orange Cyberdefense will take steps to seize new opportunities for external growth through the possible creation of a standalone subsidiary.

The Group aims to achieve double-digital revenue growth for Orange Cyberdefense, higher than that of the market, and an EBITDAaL margin in the medium term about double that of today.

To attend the live conferences:

  08h30 10h00: Orange Business Services et Orange Cyberdefense
  10h30 12h00: Orange Middle East & Africa

The full presentations of these growth engines can be found on orange.com: https://www.orange.com/en/investor-days-thematic-documents

About Orange

Orange is one of the world s leading telecommunications carriers with a turnover of 42.3 billion in 2020 and 139,000 employees as at 30 June 2021, of which 80,000 are in France. The Group served 263 million customers to 30 June 2021 including 218 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

To find out more (online and via your mobile device), go to: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com

Caroline Cellier; caroline.cellier@orange.com

ORANGE

Date: July 30, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations